Exhibit 12.2

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
		Year Ended December 31,

	Nine Months Ended September 30, 2008	2007	2006	2005	2004	2003
	(in 000s except ratio data)

Earnings
Earnings from Continuing Operations before minority interest	$(15,386)	$2,024	$45,584	$23,269	$1,944	$(6,575)
Interest Expense	17,110	31,477	31,092	20,972	2,440	4,552
Equity investment adjustment (1)	24,886	(1,574)	(135)	(794)	—	—
Amortization Expense Debt Cost	201	304	223	119	254	63

Total	$26,811	$32,231	$76,764	$43,566	$4,638	$(1,960)

Fixed Charges and Preferred Dividends
Interest Expense	$17,110	$31,477	$31,092	$20,972	$2,440	$4,552
Capitalized Interest Expense	—	—	—	—	—	—
Preferred Dividend	—	—	—	2,064	2,064	2,064
Amortization Expense Debt Costs	201	304	223	119	254	63

Total	$17,311	$31,781	$31,315	$23,155	$4,758	$6,679

Ratio	1.55	1.01	2.45	1.89	—	—
Deficiency	$—	$—	$—	$—	$(120)	$(8,639)

(1)
Such Balances are comprised of Adjustments to eliminate Earnings from Preferred Equity Investments and Equity in Earnings of Equity Investments and to add Distributions from Preferred Equity Investments and Equity Investments.